

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

Mail Stop 3561

November 21, 2008

Bruce Dugan
Chief Executive Officer
Inicia Incorporated
360 East 55th Street, Suite 13G
New York, NY 10022

>   **Re: Inicia Incorporated**
>   **Form 1-A**
>   **Filed on November 13, 2008**
>   **File No. 24-10228**

Dear Mr. Dugan:

We have completed a preliminary reading of your offering statement on Form 1-A. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of Form 1-A, as described below.

Rule 251(a)(1) of Regulation A requires an issuer of securities to have its principal place of business in either the U.S. or Canada. It appears that most of your business activities are conducted in Argentina. Accordingly, Regulation A does not appear available for your offering. Please withdraw your Form 1-A and file a registration statement under the Securities Act. Alternatively, if you believe that your principal place of business complies with Rule 251(a)(1), please provide support for that belief. In the event Regulation A is available, please note that your financial statements do not comply with the provisions of Part F/S and that you do not include the Notification Items of Part I. With respect to Part F/S, you do not provide statements of cash flows and other stockholders' equity or footnotes that provide disclosures required by generally accepted accounting principles in the United States.

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As long as it remains in its current form, we will not recommend acceleration of the qualification date of the offering statement. Also note that should the offering statement become qualified in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call us at (202) 551-3790 with any questions. We look forward to working with you to address these concerns.

Sincerely,

John Reynolds
Assistant Director

cc: David Sayid
        Fax (212) 247-7535